November 9, 2006





Derek Swanson, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington D.C.  20549

Re:      BestNet Communications Corp.
         Commission File No. 0-15482
         Information Statement on Form 14C

Dear Mr. Swanson:

          The purpose of this letter is to respond on behalf of BestNet Communications Corp. (the "Company"), we respond to the questions that arose in our telephone conversation on November 7, 2006. Our response follows the order and form of the questions posed.

          1. Plans for Private Placement. You have asked us to provide additional information regarding the Company's proposed private placement, in particular any conditions to the conversion of the promissory notes. While the terms of the private placement have not yet been completely determined, it is expected to be generally as described in the following additional language which the Company now proposes to insert at the end of the second paragraph under the heading, "Background for Amendment" of the Information Statement:

"The Company is in the process of effecting a private placement of securities. As presently planned, the securities to be offered are two-year, interest-bearing, convertible promissory notes. The conversion price is to be $0.30 per share. The documentation for the transaction is to provide that the right of conversion into common stock is subject to the availability of sufficient authorized shares of common stock (to become available upon the approval of the Amendment permitting the issuance of additional shares of common stock) and the expiration of one year after the date the notes are issued. There are to be no registration rights for the notes or the underlying common stock. The proceeds from the private placement are to be used to fund operations of the Company, including those of its newly acquired subsidiary, Oncologix Corporation. The Amendment is necessary to fulfill the Company's obligation to investors in that placement and to provide shares for issuance in possible future transactions involving equity financing, acquisitions, employee compensation, and the like."

          2. Information as to Participating Shareholders. You have asked us to provide additional information in the Information Statement containing the names of the shareholders who consented to the amendment, the number of shares held by

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each and the percentage of outstanding shares owned. Additionally, you asked us to provide a clarification of the shares owned individually by Mr. Franco and Dr. Kennedy. We propose to attach an Exhibit to the Information Statement substantially similar to the Exhibit attached hereto.

          The first four shareholders listed on the Exhibit acquired their respective shares of the Company's common stock in the Company's merger with the acquired company ("JDA"). The number of shares issued to each was determined on a pro-rata basis according to their holdings in JDA. Dr. Kennedy and Mr. Franco (together with a third person) were the founders of JDA. Dr. Kennedy and Mr. Franco, as the primary shareholders of JDA and having equal ownership positions, were each issued the same number of shares of common stock in the Company pursuant to the merger terms and each has the right to vote all of shares owned by him.

          3. Compliance with Proxy Solicitation Rules. You have asked us to provide an analysis of the proxy solicitation rules and/or exemptions as to the additional shareholders who provided consents to the Company and who are not a part of management, including Mr. Franco, and in particular those who are not related to Mr. Silverman. Additionally you have asked us to provide supplemental information as to the backgrounds of the shareholders and their ownership of the Company and the information that was made available to such shareholders.

          As noted above, Mr. Franco received his shares as a result of the merger with JDA. He, together with Dr. Kennedy were active, as the founders and officers of JDA, in negotiating the merger and its terms. While Mr. Franco was a director and chief executive officer of JDA, he does not presently hold any management position with the Company. He is, however, retained as a consultant to the Company and has been in continuous contact with the Company's management since the closing of the merger. It was always understood that when he became a shareholder of the Company he, as well as Dr. Kennedy would, vote in favor of an appropriate amendment.

          Messrs. Green and Lowe are both executive officers of the Company's subsidiary, Oncologix Corporation. As pre-merger management consultants to JDA, they became familiar with the merger terms and with the necessity to increase the authorized capital stock after the merger. They were also fully aware that the future financing of the Company would require increased capital stock authorization and indicated their desire and intention to vote in favor of any necessary approval. As is evident to every Company shareholder, the future value of their Company stock is dependent on such future financing.

          We earlier indicated that, in addition to the "insiders," sixteen shareholders executed consents. That statement should have more correctly indicated sixteen "account" holders. The sixteen other consents included multiple accounts owned by the same person, such as those held in trust, a custodian account or a retirement account. Of these sixteen other "accounts", we have previously noted the holdings of Mr. Burstein, a lawyer, accredited investor, a long time friend of and co-participant in a number of investments with Anthony Silverman. He is a long term investor in the Company who is in frequent contact with Anthony Silverman and others in management and keeps himself informed as to the Company's affairs.

          In our last correspondence we provided information about the ownership positions and familial relationship among Kay Silverman, the former spouse of Anthony Silverman; Molly and Andrea Silverman, the daughters of Mr. Silverman; and Jeffrey Silverman, the son of Mr. Silverman, who has the power to vote shares held in trust and custodial accounts for his two minor children, as well

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as the power to vote shares in a trust for his mother, Kay Silverman, and shares held in trust for his sisters, Molly and Andrea Silverman. Jeffrey Silverman is an experienced securities broker who has a close business relationship with father, Anthony Silverman, and closely follows the affairs of the Company.

          With respect to the last seven shareholders (eight "accounts") listed on the Exhibit and who gave consents to the Company, not only do they have access to the Company's 1934 Act Reports (which fully disclose the Company's financial situation), but Mr. Silverman discusses business matters with them on a continuing basis. Each of these is an accredited investor, knowledgeable and experienced in investments in and the structure, financing and problems of small public companies. Each has been an investor in the Company for at least one year and closely follows its affairs. Each has a history of participation in investments with Anthony Silverman and has been regarded as a potential investor in future financings of the Company. It is further noted that Anne Nguyen, is Mr. Silverman's fiancee and is associated with him in certain investments.

          The Company's predicament with respect to authorized capital was noted in various discussions with those shareholders. Each of them, because of his or her overall knowledge of business affairs and investments fully understood the nature of the problem and the obvious solution to it. Merely to state the problem to persons having these characteristics is to elicit the obvious response, some version of, "Give me something to sign".

          As stated previously, we note that no "solicitation" was necessary with respect to this last group of shareholders, those who are not insiders or closely personally connected to Mr. Silverman. Under these circumstances, the preparation of the consent amounted to no more than a ministerial act and a reaction to the shareholders request to provide help. Again, it is the Company's belief that the furnishing of the consents to these shareholders was done at the unsolicited request of such shareholders and under section (i) of the definition of "solicitation" in Rule 14a-1, not within the meaning of "solicit" or "solicitation". There is nothing complicated in the subject matter of the consents. No sophisticated analysis of fact or law is required to form the basis of an intelligent decision beyond a simple statement of the fact of insufficient authorized capital. The action to be taken is not akin to the information needed to be provided to a shareholder in determining whether to approve, for example, a merger of an issuer. The needed information was readily apparent from the Company's 1934 Act Reports on file and widely disseminated though financial news sources on the internet, and the subject of personal discussions as related above.

          Please do not hesitate to contact me or Stephen T. Meadow if you have any further questions.

                                            Very truly yours,

                                            FIRETAG, STOSS & DOWDELL, P.C.



                                            JOHN L. STOSS

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                           PARTICIPATING SHAREHOLDERS



                                  Number of Shares                Percent of
Shareholder                       of Common Stock                   Class
-----------                       ---------------                   -----

Andrew S. Kennedy, MD               13,949,738                      15.48%

Jeff Franco                         13,949,738                      15.48%

Andrew Green                         3,761,790                       4.18%

Adam Lowe                            3,761,790                       4.18%

Stanley L. Schloz                      734,992                       0.82%

Anthony Silverman(1)                 4,916,400                       5.46%

Kay Silverman(2)                       579,998                       0.64%

Molly Silverman(3)                     125,900                       0.14%

Andrea Silverman(4)                    617,067                       0.68%

Jeffrey Silverman (5)                  373,460                       0.41%

Fred Burstein                        3,077,335                       3.41%

Anne Nguyen                            562,500                       0.62%

Thomas and Virginia Miller             538,436                       0.60%

Gary Boster(6)                         605,000                       0.67%

Donald Schreifels                      352,000                       0.39%

Ernesto Zaragosa                       340,661                       0.38%

Chris Walton                           150,000                       0.17%

Martin Frizond                         102,500                       0.11%

Each of the above-named shareholders has possesses the sole voting and investment power with the respect to the shares listed unless otherwise noted herein.

---------------------


(1) Includes 1,998,000 shares owned by Katsinam Limited Partnership, of which he is the General Partner with sole power to vote the shares.

(2) Includes 484,998 shares held in a trust account of which she is the primary beneficiary, which her son, Jeffrey Silverman has the power to vote.

(3) The shares are held in a trust account of which she is the primary beneficiary, which her brother, Jeffrey Silverman has the power to vote.

(4) Includes 137,067 shares held in a trust account of which she is the primary beneficiary, which her brother, Jeffrey Silverman has the power to vote.

(5) The shares are held in trust and custodian accounts for his two minor daughters.

(6) Includes 120,000 shares held in an individual retirement account.

                                   EXHIBIT B